The Loev Law Firm, Inc.
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122
                                                                                                                                                                        January 17, 2007
Jason Wynn                     VIA EDGAR AND
Division of Corporation Finance                                                                                                                                                                                                                                              VIA FEDEX
Securities and Exchange Commission
Mail Stop 7010
101 F Street, NE
Washington, D.C. 20549-7010
Phone: (202) 551-3756
Fax: (202) 772-9369

Re:  New Century Energy Corp.
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed December 12, 2006
   File No. 333-135827

   Form 10-KSB for the Fiscal Year Ended December 31, 2005
   Filed April 17, 2006, as amended September 8, 2006
   File No. 0-28813
Form 10-QSB for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed May 19, 2006 and amended September 8, 2006, August 21, 2006 and November 16, 2006

Dear Mr. Wynn,

We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated December 22, 2006, New Century Energy Corp. (the “Company,” “we,” “New Century” and “us”) has the following responses:

Amendment No. 1 to Registration Statement on Form SB-2

1.
We note your disclosure in the Form 8-K filed December 8, 2006 that on or about December 5, 2006, you entered into the Eighth Amendment Agreement with Laurus Master Fund, Ltd. Whereby you amended the terms of your June 30, 2005 Common Stock Purchase Warrant and June 30, 2005 and December 31, 2005 Options with Laurus, to add a cashless exercise feature. Having renegotiated the terms of part of the private placement transaction after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously. Please advise.

RESPONSE:

In connection with your comment above, we and Laurus entered into the Agreement to Rescind the Eighth Amendment Agreement (as reported in our Form 8-K filing with the Commission on January 10, 2007 and disclosed in the amended registration statement), which rescinded the Eighth Amendment with Laurus in its entirety and restored all terms and provisions of the Registration Rights Agreement, Warrant and Options to their state prior to any amendments or changes affected by the Eighth Amendment. We have also added a risk factor entitled “We did not comply with Rule 152 In Connection With Our Entry Into The Eighth Amendment with Laurus, which has since been rescinded, and may continue to have liability in connection with such rescission,” which discloses the continued liability we may face with the Company’s violation of Rule 152, and the rescission liability we may have in connection with our rescission of the terms of our Eighth Amendment.

2.
We note your amendment to reduce the total number of shares registered for resale to 8,408,065. We continue to believe that the significant amount of shares being registered on behalf of the selling shareholders suggests that your continuous offering is in fact a direct primary offering being undertaken on your behalf by these selling shareholders. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of the selling shareholders.

RESPONSE:

In response to your comment above, we have decreased the total number of shares of common stock being registered on behalf of the selling shareholders to 6,108,501 shares, which amount represents less than 33% of the Company’s total public float, pre-dilution, based on 56,010,612 shares of common stock currently outstanding and 18,510,612 shares of common stock currently in the Company’s public float (56,010,612 shares outstanding subtracted by the ownership of the Company’s sole officer and Director, Edward R. DeStefano, 37,500,000 shares, as the Company has no other shareholders who are considered “affiliates” of the Company other than Mr. DeStefano).

We believe that the registration of only 5,858,501 shares of common stock on behalf of Laurus and 250,000 shares of common stock on behalf of Core Concepts, LLC (“Core Concepts”), the sole selling shareholders, who are not affiliated with each other, clearly does not qualify the offering as a primary offering as Laurus and Core Concepts have no control over the Company, are not an “affiliate” of the Company and are not acting on the Company’s behalf in connection with the offering. Furthermore, we do not believe that the registration of less than 33% of the Company’s public float equals a “significant” amount of shares such that the offering would be considered a direct primary offering and/or that either of the selling shareholders should be considered “underwriters.”

Furthermore, we believe the public float number as stated above, understates the true public float of the Company for several reasons, including:

o
that fact that Mr. DeStefano has held his shares for more than one year, and is therefore eligible to sell up to 1% of the Company’s outstanding shares of common stock each 90 days (equal to approximately 560,106 shares) under Rule 144, which shares if sold would further increase the Company’s public float and result in the number of shares being registered for Laurus and Core Concepts equaling an even smaller percentage of the Company’s current public float;

o
the fact that Laurus has held the Secured Convertible Term Note for more than one year and is therefore able to convert and sell a portion of the shares issuable upon conversion of the Note every 90 days equal to 1% of the Company’s total outstanding shares (currently 560,106 shares) under Rule 144, which amount if converted and sold in the market would further increase the Company’s public float and result in the number of shares being registered for Laurus equaling an even smaller percentage of the Company’s current public float;

o
the fact that Core Concepts, LLC is already eligible to sell their 250,000 shares pursuant to Rule 144, since it has held its shares for more than one year, and which shares would not be included in the registration statement, but for the fact that the Company has contractually agreed to register such shares; and

o
the fact that Laurus has contractually agreed to not own more than 9.99% of the Company’s outstanding common stock at any one time, and because Laurus has agreed pursuant to the June 30, 2005 Option to not sell any portion of the shares issuable upon exercise of that Option until the Warrant has been exercised in full and the repayment by the Company of the Secured Convertible Term Note, and pursuant to the December 2005 Option, to not exercise any of the December 2005 Option until the Warrant has been exercised in full (which warrant is currently out of the money with the current value of the Company’s common stock at approximately $0.15 and the exercise of the Warrants at $0.80) and the repayment by the Company of the Secured Convertible Term Note, unless an event of default has occurred (or in connection with a 9.99% ownership limit, Laurus has provided us 75 days prior written notice of their intent to hold more than 9.99% of our common stock), Laurus has agreed to not hold more than 9.99% of our common stock and will be prevented from exercising the shares underlying the Options until the prior exercise of the Warrants, which exercise is not currently cost effective for Laurus, thereby limiting its ownership of the Company’s common stock and preventing Laurus from being considered an “affiliate” of the Company, even assuming the registration of the offering.

We also do not believe the offering should be considered a primary offering because Laurus is an institutional investor who has held the Company’s convertible securities for a long period of time, and has clearly made a long term investment in the Company. The Warrant (which we are registering a portion of the shares underlying) was granted to Laurus on June 30, 2005 in connection with the sale to Laurus of a $15,000,000 Secured Convertible Term Note; however, Laurus investment in the Company did not stop there, and Laurus has continued to make additional investments in the Company (which investments were not part of the initial June 30, 2005 investment by Laurus, which was completed on June 30, 2005), including the purchase of a $9,500,000 Secured Term Note in September 2005, the purchase of an aggregate of $45,000,000 in Secured Term Notes from New Century’s wholly owned subsidiary, Gulf Coast Oil Corporation in April and June 2006, and most recently, the purchase of a $16,210,000 Secured Term Note in December 2006. These continuing investments by Laurus clearly show that Laurus has made a long term investment in the Company, that Laurus looked at the Company’s fundamentals at the time of its original investment and continues to see things from the Company, which Laurus feels are positive and which in Laurus’ opinion warrant the investment of further amounts of money totaling more than $70,000,000 since Laurus’ original $15,000,000 investment in June 2005. Laurus previously decided it was in their best interests to agree to withdraw the Company’s registration statement previously filed in September 2005 (which likely would have been declared effective with a few simple modifications to the registration statement as filed in December 2005 and/or January 2006), because Laurus believed it was in its best interests to invest additional money in the Company, even if it would cause further delay in obtaining effectiveness of a registration statement covering its convertible securities, which shows Laurus’ intent to have a long term relationship with the Company and not to just register and flip the Company’s common stock. Laurus’ previous actions and multiple investments in the Company clearly show that its original investment, which included the Warrant (a portion of which is being registered in the Company’s registration statement), was not made to register the common stock underlying the convertible securities held by Laurus and flood the market with stock, causing substantial dilution to the Company’s then investors, but instead as part of a continuing view to invest in the Company and see the Company’s oil and gas transactions generate revenue for both the Company and Laurus.

Because of those reasons stated above, and because we do not believe that the registration of an amount of shares of common stock equal to less than 33% of the Company’s current public float is excessive, we do not believe the offering is a direct primary offering, and the Company believes it should be able to avail itself of Rule 415(a)(1)(i) in connection with the modified offering.

Exhibits

3.
We note in the Escrow Agreement dated June 30, 2005 among you, Laurus Master Fund, Ltd. and Loeb & Loeb LLP that the escrow agent shall release the escrowed payment from escrow promptly upon receipt of, among other things, joint written instructions executed by you and Laurus setting forth the payment direction instructions with respect to the escrowed payment. Please provide us with a copy of these joint written instructions. We may have further comment.

RESPONSE:

We have attached a copy of the joint written instructions executed by the Company and Laurus as you have requested.

Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended

Controls and Procedures

4.
We note your disclosure that “Other than the hiring of a certified public accountant as our full-time controller, . . . there were no other significant changes in our internal control over financial reporting . . .” Please confirm to us, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also, explain to us the full extent of those changes. Lastly, acknowledge that you will use the appropriate language in all future filings in which it is required. We may have further comment.

RESPONSE:

Upon further review, the changes in our controls and procedures discussed in our Controls and Procedures disclosures in our Form 10-QSB for the quarter ended December 31, 2005, occurred during the three months ended September 31, 2005, and not during the three months ended December 31, 2005. Those changes included hiring a certified public accountant, as well as retaining the services of certain outside accountants to help with the Company’s oil and gas and derivative accounting. As such, there were no changes in the Company’s control over financial reporting that occurred during the fourth quarter of 2005, which materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting.

Moving forward, the Company will use the appropriate language and make clear what changes, if any, occurred during the periods presented, which affected or were reasonably likely to affect the Company’s internal control over financial reporting.

5.
Further, in this regard, we note your focus on significant changes in your internal control over financial reporting. Consistent with the requirements of Item 308(c) of Regulation S-B, please confirm to us, if true, that there have not been “any changes,” as opposed to “significant changes.” Consult the last paragraph of section II.F.3. found in Release No. 33-8238 for additional guidance. Please also confirm this in regards to the other periodic reports cited above. Lastly, acknowledge that you will use the appropriate language in all future filings in which it is required.

RESPONSE:
There have not been any changes in the Company’s internal control over financial reporting which occurred during the quarters ending December 31, 2005, March 31, 2006, June 30, 2006 or September 30, 2006.  Moving forward, the Company will clarify its disclosure of changes in internal controls over financial reporting to disclosure whether there were “any changes” in its internal control over financial reporting, and not just “significant changes” as you have requested.

                        Yours very truly,

                        /s/ David M. Loev